

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Suren Ajjarapu
Chief Executive Officer
Aesther Healthcare Acquisition Corp.
515 Madison Avenue, Suite 8078
New York, New York 10022

      Re: Aesther Healthcare Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed September 16, 2022
          File No. 001-40793

Dear Suren Ajjarapu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Andy Tucker, Esq.